
April 13, 2020

Panagiotis Tolis
Chief Investor Relations Officer
Elvictor Group, Inc.
30 Wall Street (8th floor)
New York, NY 10005

> **Re: Elvictor Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 7, 2020**
> **File No. 333-237595**

Dear Mr. Tolis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jacqueline Kaufman at 202-551-3797 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services